April 21, 2025

Michael Donlon
Partner
Bond, Schoeneck & King
The Avant Building
Suite 900
200 Delaware Avenue
Buffalo, NY 14202

       Re: SERVOTRONICS INC /DE/
           PREC14A filed April 11, 2025
           SEC File No. 1-07109
Dear Michael Donlon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms used here have the same meaning as in your proxy statement.

PREC14A filed April 11, 2025
Notice of Annual Meeting , page i

1. We note the following statement about brokers' discretionary authority to vote shares at the annual meeting: "Because we anticipate that this will be a contested election, we expect that such brokers, banks or other nominees will not be able to vote your shares, without your voting instructions, on any of the proposals on the agenda for the
       Annual Meeting." However, the table on page 7 does appear to contemplate broker non-votes. It is our understanding that brokers would lose the ability to use discretion to vote on a routine matter such as Proposal 4 here, only if they are solicited on behalf of the dissident group; if not solicited by the dissident, it is our understanding that brokers would have discretion to vote on the auditor ratification proposal. Please advise or revise.
 April 21, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions